Exhibit 99.1

Fresenius Medical Care AG & Co. KGaA

Hof an der Saale

Invitation to ordinary General Meeting

ISIN: DE 0005785802 // Securities Identification No. 578 580
ISIN: DE 0005785836 // Securities Identification No. 578 583
ISIN: DE 000A0LR9S4 // Securities Identification No. A0LR9S
ISIN: US 3580291066 // ADR Identification No. 879 529
ISIN: US 3580292056 // ADR Identification No. 903 780

We hereby invite our shareholders to the
ordinary General Meeting to be held on
Thursday, 7 May 2009, at 10:00 a.m.
in the Congress Center Messe Frankfurt,
Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, Germany.

Agenda

1.

Presentation of the annual financial statements and consolidated group financial statements each approved by the Supervisory Board, the management reports for Fresenius Medical Care AG & Co. KGaA and the consolidated group, the report by the General Partner with regard to the information pursuant to Sections 289 (4), 315 (4) German Commercial Code and the report of the Supervisory Board for the financial year 2008; resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for the financial year 2008

The General Partner and the Supervisory Board propose the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for the financial year 2008 as presented, showing a profit of EUR 761,954,502.81.

2.	Resolution on the allocation of distributable profit

The General Partner and the Supervisory Board propose to allocate the profit shown in the annual financial statements of EUR 761,954,502.81 for the financial year 2008 as follows:

Distribution to shareholders by
payment of a dividend of EUR 0.58 for each of the
293,932,036 ordinary shares entitled to a dividend	EUR	170,480,580.88

Distribution to shareholders by
payment of a dividend of EUR 0.60 for each of the
3,810,540 preference shares entitled to a dividend	EUR	2,286,324.00

Profit carried forward to new account	EUR	589,187,597.93

Distributable profit	EUR	761,954,502.81

The dividend is payable on 8 May 2009.

3.	Resolution on the approval of the actions of the General Partner

The Supervisory Board and the General Partner propose to approve the actions of the General Partner of the Company during the financial year 2008.

4.	Resolution on the approval of the actions of the members of the Supervisory Board

The General Partner and the Supervisory Board propose to approve the actions of the members of the Supervisory Board of the Company during the financial year 2008.

5.	Election of the auditors and consolidated group auditors for the financial year 2009

The Supervisory Board proposes the election of KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, as auditor and consolidated group auditor for the financial year 2009.

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From the day of the convocation of the ordinary General Meeting the following documents are laid out for inspection by the shareholders in the offices of the Company, Fresenius Medical Care AG & Co. KGaA, Else-Kröner-Straße 1, 61352 Bad Homburg v.d.H., Germany:

•

The annual financial statements and consolidated group financial statements approved by the Supervisory Board, the management reports for Fresenius Medical Care AG & Co. KGaA and the consolidated group, the report by the General Partner with regard to the information pursuant to Sections 289 (4), 315 (4) German Commercial Code, the General Partner’s proposal on the allocation of distributable profit, and the report of the Supervisory Board for the financial year 2008.

On request each shareholder shall receive a copy of the above documents free of charge. Further, these documents are available via the internet (www.fmc-ag.com à Investor Relations à Annual General Meeting) and will be laid out in the ordinary General Meeting of the Company.

Participation in the General Meeting

Those shareholders who have registered with the Company in text form in the German or English language by Thursday, 30 April 2009 at the latest under the following address

Fresenius Medical Care AG & Co. KGaA
c/o Dresdner Bank AG
WASHV dwpbank AG
Wildunger Straße 14
60487 Frankfurt am Main
Germany
Telefax: + 49 (0)69 5099 1110
e-mail: hv-eintrittskarten@dwpbank.de

and who have provided the Company with evidence of their entitlement to attend the general meeting are entitled to participate in the ordinary General Meeting. As evidence of their entitlement to attend the general meeting and to exercise their voting right, shareholders must, by Thursday, 30 April 2009 at the latest, provide evidence of their shareholding issued by their depositary bank in text form in the German or the English language to the aforementioned address showing the extent to which they were shareholders of the Company at the beginning of 16 April 2009, 0.00 hours Central European Summer Time.

At the time of the convocation of the ordinary General Meeting the total amount of 297,743,726 shares issued by the Company, consisting of 293,932,036 ordinary bearer shares and 3,811,690 bearer preference shares, all ordinary bearer shares are entitled to participate in and vote at the meeting and all bearer preference shares are entitled to participate in the meeting. Each ordinary bearer share carries one vote in the ordinary General Meeting. Bearer preference shares have no voting right.

Powers of Attorney

Shareholders may have their voting rights in the ordinary General Meeting exercised by a proxy, e.g. the depositary bank, an association of shareholders or another person of their choice. Powers of attorney must be issued at least in text form; financial institutions, shareholders’ associations and persons equated thereto according to Section 135 (9) German Stock Corporation Act and Section 135 (12) German Stock Corporation Act together with Section 125 (5) German Stock Corporation Act may – as far as powers of attorney are issued to them – provide for deviating provisions.

The Company offers that shareholders may issue powers of attorney to proxies named by the Company who are bound to shareholders’ voting instructions.

A timely registration and proof of the shareholding in accordance with the foregoing provisions are also required in case a power of attorney is issued. This does not exclude any issuing of powers of attorney after the registration has occurred. The shareholders shall receive forms and further information regarding the issuing of powers of attorney together with their entrance ticket.

Countermotions and Shareholders’ Nominations

Countermotions to a proposal of the General Partner and/or the Supervisory Board on a particular agenda item in the meaning of Section 126 German Stock Corporation Act and shareholders’ nominations for the election of the auditors of the annual accounts in accordance with Section 127 German Stock Corporation Act are to be addressed exclusively to:

Fresenius Medical Care AG & Co. KGaA
- Investor Relations -
Else-Kröner-Straße 1
61352 Bad Homburg v.d.H.
Germany
Telefax: +49 (0)6172-609-2301
e-mail: ir@fmc-ag.de

Shareholders’ motions and nominations received by the Company at the latest two weeks prior to the day of the ordinary General Meeting will, as far as no impediments according to Section 126 (2) German Stock Corporation Act exist, be published on the internet (www.fmc-ag.com à Investor Relations à Annual General Meeting) without undue delay after their receipt and upon proof of shareholding. Motions and/or nominations addressed otherwise will not be taken into account.

Hof an der Saale, March 2009
Fresenius Medical Care AG & Co. KGaA
The General Partner
Fresenius Medical Care Management AG
The Management Board